EXHIBIT (b)(3)

Government Obligations Portfolio Amendment to the By-Laws

December 11, 2006

Pursuant to Section 4.2 of Article IV of the By-Laws of Government Obligations Portfolio (the “Trust”), upon vote by a majority of the Trustees of the Trust, Sections 2.5 b. and 2.8 of Article II are hereby amended and restated in their entirety as follows:

     2.5 b. President and Vice Presidents. Subject to such supervisory powers, if any, as may be given by the Trustees to the Chairman, the President shall be the chief executive officer of the Trust and, subject to the control of the Trustees, shall have general supervision, direction and control of the business of the Trust and of its employees and shall exercise such general powers of management as are usually vested in the office of President of a corporation. In the event that the Chairman does not preside at a meeting of the Holders or delegate such power and authority to another Trustee or officer of the Fund, the President or his designee shall preside at such meeting. The President shall have the power, in the name and on behalf of the Trust, to execute any and all loan documents, contracts, agreements, deeds, mortgages and other instruments in writing, and to employ and discharge employees and agents of the Trust. Unless otherwise directed by the Trustees, the President shall have full authority and power to attend, to act and to vote, on behalf of the Trust, at any meeting of any business organization in which the Trust holds an interest, or to confer such powers upon any other person, by executing any proxies duly authorizing such person. The President shall have such further authorities and duties as the Trustees shall from time to time determine. In the absence or disability of the President, the Vice Presidents in order of their rank or the Vice President designated by the Trustees, shall perform all of the duties of the President, and when so acting shall have all the powers of and be subject to all of the restrictions upon the President. Each Vice President shall have the power in the name and on behalf of the Trust to execute any and all loan documents, contracts, agreements, deeds, mortgages and other instruments in writing, and, in addition, shall have such other duties and powers as shall be designated from time to time by the Trustees or by the President.

     Section 2.8. Other Officers and Duties. The Trustees may elect such other officers and assistant officers as they shall from time to time determine to be necessary or desirable in order to conduct the business of the Trust. Assistant officers shall act generally in the absence of the officer whom they assist and shall assist that officer in the duties of his office. Each officer and assistant officer shall have the power in the name and on behalf of the Trust to execute any and all loan documents, contracts, agreements, deeds, mortgages and other instruments in writing. Each officer, employee and agent of the Trust shall have such other duties and authorities as may be conferred upon him by the Trustees or delegated to him by the President.

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